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 FORM 3                                                                                                          OMB Approval
                                        UNITED STATES SECURITIES AND EXCHANGE COMMISSION                  --------------------------
                                                    WASHINGTON D.C. 20549                                 OMB Number:3235-0104
                                                                                                          Expires: December 31, 2001
                                  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                 Estimated average burden
                                                                                                          hours per response...0.5
                            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                            Section 17(a) of the Public Utility Holding Company Act of 1935 or
(Print or Type Responses)    Section 30(f) of the Investment Company Act of 1940.
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1. Name and Address of Reporting Person*|  2. Date of Event Requiring    | 4. Issuer Name and Ticker or Trading Symbol
                                        |     Statement                  |
Lufthansa Technik AG                    |     (Month/Day/Year)           | Hawker Pacific Aerospace
                                        |                                |----------------------------------------------------------
                                        |  09/20/2000                    | 5. Relationship of Reporting Person(s) to Issuer
-------------------------------------------------------------------------|                  (Check all applicable)
(Last)        (First)       (Middle)    | 3. IRS or Social               |
                                        |    Security Number             |     _______Director       ___X___  10% Owner
Weg beim Jager 193                      |    of Reporting                |
----------------------------------------|    Person (Voluntary)          |     _______ Officer (give _______ Other (specify
               (Street)                 |                                |             title below)                 below)
D-22334 Hamburg, Germany                |                                |
--------------------------------------- |                                |
(City)          (State)          (Zip)  |                                |---------------------------------------------------------
                                        |                                | 6. If Amendment, Date of
                                        |                                |    Original (Month/Day/Year)
                                        |                                |
                                        |                                |---------------------------------------------------------
                                        |                                | 7. Individual or Joint/Group
                                        |                                |    Filing (Check Applicable Line)
                                        |                                |   _ Form Filed by the Reporting Person
                                        |                                |   _ Form Filed by More than One Reporting Person
                                        |                                |
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                                        |      Table I - Non Derivative Securities Beneficially Owned
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1. Title of Security                                   | 2. Amount of Securities       | 3. Ownership       |4. Nature of Indirect
   (Instr. 4)                                          |    Beneficially Owned         |    Form Direct     |   Beneficially Owner-
                                                       |    (Instr. 4)                 |    (D) or Indirect |   Ship
                                                       |                               |    (f) (Instr. 5)  |   (Instr. 5)
-------------------------------------------------------|----------------------------------------------------------------------------
                                                       |                               |                    |
-------------------------------------------------------|-------------------------------|--------------------|-----------------------
COMMON STOCK                                           |     2,341,495                 |          D         |
-------------------------------------------------------|-------------------------------|--------------------|-----------------------
COMMON STOCK                                           |       326,128                 |          I         | By Shareholders Rights
-------------------------------------------------------|-------------------------------|                    | Agreement between
                                                       |                               |                    | Hawker Pacific
-------------------------------------------------------|-------------------------------|                    | Aerospace, Listed
                                                       |                               |                    | Shareholders, and
-------------------------------------------------------|-------------------------------|                    | Lufthansa Technik AG,
                                                       |                               |                    | dated September 20,
-------------------------------------------------------|-------------------------------|                    | 2000.
                                                       |                               |                    |
-------------------------------------------------------|-------------------------------|--------------------|-----------------------
                                                       |                               |                    |
-------------------------------------------------------|-------------------------------|--------------------|-----------------------
                                                       |                               |                    |
-------------------------------------------------------|-------------------------------|--------------------|-----------------------
                                                       |                               |                    |
-------------------------------------------------------|-------------------------------|--------------------|-----------------------
                                                       |                               |                    |
-------------------------------------------------------|-------------------------------|--------------------|-----------------------
                                                       |                               |                    |
-------------------------------------------------------|-------------------------------|--------------------|-----------------------


Reminder:  Report on a separate line for each class of securities beneficially owned or directly or Indirectly
* If the form is filed more than one reporting person, see Instruction 5(b)(v).

              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT
                      REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.                    (Over
                                                                                                                   SEC 1473 (3-99
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FORM 3 (CONTINUED)  TABLE II --DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                    SECURITIES)

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1.  Title of Derivative Security | 2.  Date Exer-    |3. Title and Amount of Securities | 4.  Conver- | 5. Owner-   | 6.  Nature of
    (Instr. 4)                   |     cisable and   |   Underlying Derivative Security |     sion or |    ship     |     Indirect
                                 |     Expiration    |   (Instr. 4)                     |     Exercise|    Form of  |     Beneficial
                                 |     Date          |                                  |     Price of|    Deriv-   |     Ownership
                                 |     (Month/Day/   |                                  |     Deri-   |    ative    |     (Instr. 5)
                                 |     Year)         |                                  |     vative  |    Security:|
                                 |-------------------------------------------------------     Security|    Direct   |
                                 |Date    |Expira-   |         Title         |  Amount  |             |    (D) or   |
                                 |Exer-   |tion      |                       |  or      |             |    Indirect |
                                 |cisable |Date      |                       |  Number  |             |    (I)      |
                                 |        |          |                       |  of      |             | (Instr. 5)  |
                                 |        |          |                       |  Shares  |             |             |
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8% Series C Convertible          |  N/A   |  N/A     |     Common Stock      |Variable  | Variable (1)|     D       |
Preferred Stock                  |        |          |                       |(1)       |             |             |
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Warrants                         |  (2)   |09/19/2001|     Common Stock      |$2,500,000|$4.25        |     D       |
                                 |        |          |                       |          |             |             |
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                                 |        |          |                       |          |             |             |
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                                 |        |          |                       |          |             |             |
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                                 |        |          |                       |          |             |             |
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                                 |        |          |                       |          |             |             |
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                                 |        |          |                       |          |             |             |
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                                 |        |          |                       |          |             |             |
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                                 |        |          |                       |          |             |             |
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                                 |        |          |                       |          |             |             |
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Explanation of Responses:

(1) The 8% Series C Convertible Preferred Stock has a variable conversion price and is convertible to Common Stock on a variable ratio. If converted on September 29, 2000, the conversion price would be $4.36 per share and the 300 shares would be convertible into 733,035 shares of Common Stock.

(2) The Warrants are only exercisable once approved by a majority vote of the shareholders of Hawker Pacific Aerospace.


                                   /s/ KNUT WISZNIEWSKI           9/29/2000
                               ------------------------------- --------------
                               **Signature of Reporting Person      Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space is insufficient, See instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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